UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Liberty Media Corporation

(Exact name of registrant as specified in its charter)

Nevada	37-1699499
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd. Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On November 4, 2026, acting on the recommendation of a special committee (the “Special Committee”) of the Board of Directors (the “Board”) of Liberty Media Corporation (the “Company”), consisting solely of disinterested and independent directors for purposes of Nevada law, advised by its own independent financial and legal advisors, the Board declared a dividend of (i) one preferred share purchase right (a “Series A Right”) for each outstanding share of Series A Common Stock of the Company, (ii) one preferred share purchase right (a “Series B Right”) for each outstanding share of Series B Common Stock of the Company and (iii) one preferred share purchase right (a “Series C Right” and, together with each Series A Right and Series B Right, each a “Right”) for each outstanding share of Series C Common Stock of the Company (together with the Series A Common Stock of the Company and the Series B Common Stock of the Company, the “Common Stock”), in each case, to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”), at a price of $426.00 per one ten-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement (as defined below). The dividend is payable to stockholders of record at the close of business on November 16, 2026 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 4, 2026 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent.

By adopting the Rights Agreement, the Board, acting on the recommendation of the Special Committee, is seeking to allow stockholders of the Company to realize the long-term value of their investments by reducing the likelihood that any person or group would gain control of the Company through open market accumulation of shares of Common Stock, or other coercive takeover tactics, without appropriately compensating the Company’s stockholders for such control or providing the Board with sufficient time to make informed judgments. The Rights Agreement is intended to protect the Company and its stockholders from efforts to capitalize on market volatility and macroeconomic conditions to obtain control of the Company on terms that the Board may determine are not in the interests of the Company and its stockholders. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is incorporated by reference as Exhibit 4.1 hereto.

Effectiveness

The Rights Agreement became effective on November 4, 2026 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all (i) outstanding shares of Common Stock as of the close of business on the Record Date and (ii) shares of Common Stock issued after the Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the expiration of the Rights or the occurrence of certain transactions.

Distribution and Transfer of Rights; Distribution Date; Expiration; Rights Certificates

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on November 3, 2027, unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions. The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the underlying shares of the applicable series of Common Stock and become exercisable following the earlier of the close of business on (i) the tenth business day following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or such earlier date on which a majority of the Board becomes aware of the existence of an Acquiring Person or (ii) such date (prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person), if any, as may be determined by action of the Board following the commencement of, or public announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons being or becoming an Acquiring Person (the close of business on the earlier of such dates, the “Distribution Date”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership (as defined in the Rights Agreement) of 10% (15% in the case of a passive institutional investor) or more of the voting power of the then outstanding shares of capital stock of the Company. Certain synthetic interests in securities created by derivative contracts—whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the applicable derivative contracts, to the extent actual shares of Common Stock are beneficially owned by a counterparty to any such derivative contract.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with, and only with, the underlying shares of the applicable series of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued (i) after the Record Date upon transfer or (ii) in connection with new issuances of Common Stock will, in each case, contain a legend incorporating the Rights Agreement by reference (and notice of such legend will be furnished to the applicable holders of book entry shares). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for shares of Common Stock (or of any book entry shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate (or book entry shares). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Stock as of the Distribution Date and as of and after the Distribution Date such separate Right Certificates alone will evidence the Rights.

Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one ten-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Series A Common Stock of the Company.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by such Acquiring Person, affiliates and associates of such Acquiring Person and certain transferees thereof, which will thereupon become null and void) will thereafter have the right to receive upon exercise of such Right that number of shares of the applicable series of Common Stock having a market value of two times the exercise price of such Right.

Flip-Over Trigger

If, after a person or group of affiliated or associated persons has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of such Acquiring Person and certain transferees thereof, which will have become null and void) will thereafter have the right to receive upon the exercise of such Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of such Right.

Exchange Provision

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the voting power of the then outstanding shares of capital stock of the Company, the Board may cause the Company to exchange the Rights (other than Rights owned by such Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof, which will have become null and void), in whole or in part, for shares of the applicable series of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of the applicable series of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

Redemption of the Rights

At any time prior to the time any person or group of affiliated or associated persons becomes an Acquiring Person, the Board may cause the Company to redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”), payable, at the option of the Company, in cash, shares of the applicable series of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of each holder of a Right will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than those of an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof), cause the Rights Agreement again to become amendable other than in accordance with this sentence or cause the Rights again to become redeemable.

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, in its capacity as a holder of a Right, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (other than regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of Common Stock occurring, in any such case, prior to the Distribution Date.

Certificate of Designation

In connection with the adoption of the Rights Agreement, on November 4, 2026, the Company filed a Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”) with the Nevada Secretary of State. The Certificate of Designation became effective on November 4, 2026. A copy of the Certificate of Designation is incorporated by reference as Exhibit 3.3 hereto.

Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

Exhibit No.	Description
3.1	Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 12, 2026 (File No. 001-35707) (the “Reincorporation 8-K”))
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Reincorporation 8-K)
3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Company on November 5, 2026).
4.1	Rights Agreement, dated as of November 4, 2026, by and between the Company and Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on November 5, 2026).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LIBERTY MEDIA CORPORATION

By:	/s/ Philip J. Boeckman
Name:	Philip J. Boeckman
Title:	Chief Legal Officer

Date: November 5, 2026